**GZI HUB INC**
**(Inclusive of Predecessor GZI, LLC)**
**Statements of Comprehensive Income**
**(Unaudited)**

| | Year Ended December 31, 2020 | From September 4, 2019 (Inception) to December 31, 2019 |
|---|---|---|
| Revenue | $ - | $ - |
| | | |
| Expenses: | | |
| Start up costs | 2,888 | 2,252 |
| Rent expense | - | 544 |
| Taxes and licenses | 250 | - |
| Total expenses | 3,138 | 2,796 |
| | | |
| Other expense | - | 150 |
| Total other expense | - | 150 |
| | | |
| Total expenses | 3,138 | 2,946 |
| | | |
| Net loss | $ (3,138) | (2,946) |